SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of summary of the payment notice of the first installment of interests related to the Company’s Series 1 Fixed Rate Notes in a principal amount of US$150,000,000 Due 2017

IRSA Inversiones y Representaciones Sociedad Anónima Series 1 Fixed Rate Notes in a principal amount of US$ 150,000,000 Due 2017

The Company informs that on August 2, 2007 will start the payment to the holders of the first installment of interests related to the Company’s Series 1 Fixed Rate Notes issued on February 2, 2007.

Payment Agent: The Bank of New York.

Payment date: August 2, 2007

Payment hours: From 9 am to 6 pm, Buenos Aires time.

Installment number: First installment of interests

Period comprised by the payment: February 2, 2007/August 2, 2007

Concept of payment: Interests (100%)

Payment currency: United States Dollars

Capital Outstanding: US$ 150,000,000

Annual Nominal Interest: 8.50%

Amount of interests being paid: US$ 6,375,000.00

Payment Agent in Argentina: Santander Río S.A.

Payment place in Argentina: 480 Bartolomé Mitre street, 11th floor, Buenos Aires, Argentina

The interests will be paid to those registered with the Register Agent as holder of the Notes, on July 18, 2007.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: July 27, 2007